UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Anticipated Market Effectiveness of Dual-Class Share Structure

On October 29, 2026, JBDI Holdings Limited (the “Company”) announced that, further to the Company’s current report on Form 6-K furnished to the Securities and Exchange Commission on October 23, 2026 (the “Prior 6-K”) , which reported the approval by shareholders of all resolutions proposed at the Company’s 2026 Extraordinary General Meeting, its dual-class share structure is anticipated to become effective on the Nasdaq Capital Market on November 2, 2026.

As disclosed in the Prior 6-K, shareholders approved, among other things, the division of the Company’s share capital into Class A Ordinary Shares and Class B Ordinary Shares, and the adoption of the Second Amended and Restated Memorandum and Articles of Association. The market effectiveness of the dual-class structure follows the satisfaction of all conditions set forth in those resolutions.

The Company anticipates that, subject to the Company’s satisfaction of Nasdaq Operations notice requirements, beginning with the opening of trading on November 2, 2026, its existing ordinary shares will trade as Class A Ordinary Shares on the Nasdaq Capital Market. Each Class A Ordinary Share will carry one vote per share. The Company expects that the Class A Ordinary Shares will continue to trade under the same ticker symbol “JBDI” and the same CUSIP number G50883209.

As disclosed in the Prior 6-K, the dual-class structure consists of Class A Ordinary Shares, each carrying one vote per share, and Class B Ordinary Shares, each carrying one hundred votes per share. The Class A Ordinary Shares will be the only class of the Company’s shares listed and traded on the Nasdaq Capital Market. The Class B Ordinary Shares will not be listed or traded on any securities exchange or market. The Class B Ordinary Shares are not entitled to dividends or distributions upon a winding up of the Company, and neither class is convertible into the other. The rights, preferences, privileges, restrictions and other terms of the Class A Ordinary Shares and Class B Ordinary Shares are set forth in the Second Amended and Restated Memorandum and Articles of Association.

No other material changes to the terms of the Company’s securities are anticipated in connection with the effectiveness of the dual-class share structure.

Exhibits

Exhibit No.	Description
99.1	Second Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2026

JBDI Holdings Limited

By:	/s/ Lim Chwee Poh
Name:	Lim Chwee Poh
Title:	Chair of the Board, Executive Director and Principal Executive Officer